Free Writing Prospectus

Dated June 16, 2015

Filed pursuant to Rule 433

Registration Statement No. 333-203451

Azure Midstream Partners, LP Announces Public Offering of 3,500,000 Common Units

and Provides Quarterly Update

Dallas, TX — June 16, 2015 — Azure Midstream Partners, LP (NYSE: AZUR) (“we,” “us” or the “Partnership”) today announced a registered underwritten public offering of 3,500,000 common units representing limited partner interests (the “Common Units”). The Partnership expects to grant the underwriters a 30-day option to purchase up to 525,000 additional Common Units. The Partnership intends to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their option to purchase additional common units, to repay a portion of the outstanding borrowings under its revolving credit facility. Amounts repaid under the Partnership’s revolving credit facility may be re-borrowed to fund its ongoing capital program, potential future acquisitions or general partnership purposes.

In this regard, Azure Midstream Energy, LLC (“Azure”), our sponsor, has advised us that pursuant to our right of first offer it intends to offer us the opportunity to acquire certain additional midstream assets during the second half of 2015. These assets may include portions of Azure’s Holly or Center systems covering an aggregate of approximately 439,000 dedicated acres, a significant amount of which is committed under life of lease arrangements. These systems provide natural gas gathering, compression, treating and processing services in North Louisiana and East Texas within the Haynesville and Bossier shale formations, as well as the high-BTU content Cotton Valley formation. Substantially all of the potential revenue offered to us from these assets is underpinned by minimum volume commitments or minimum revenue commitments. Azure has not finalized which assets it will offer us, nor the terms of any such offer and there can be no assurance that Azure will ultimately offer any assets to us, that we will reach agreement on the purchase of such assets or that sufficient financing will be available to us on acceptable terms or at all.

BofA Merrill Lynch, J.P. Morgan, RBC Capital Markets and Wells Fargo Securities are acting as joint book-running managers for the offering. Baird, Stifel, Janney Montgomery Scott and Oppenheimer & Co. are acting as co-managers for the offering. The offering will be made only by means of a prospectus and related prospectus supplement, copies of which may be obtained from:

BofA Merrill Lynch 222 Broadway, New York, NY 10038 Attn: Prospectus Department e-mail: dg.prospectus_requests@baml.com	J.P. Morgan c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 Telephone: (866) 803-9204

RBC Capital Markets Attn: Equity Syndicate 200 Vesey Street, 8th Floor New York, NY 10281-8098 Phone: 877-822-4089 Email: equityprospectus@rbccm.com	Wells Fargo Securities Attn: Equity Syndicate Dept. 375 Park Avenue New York, NY 10152 Email: cmclientsupport@wellsfargo.com Telephone: 800-326-5897

An electronic copy of the prospectus and prospectus supplement is available from the Securities and Exchange Commission’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such and offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The offer is being made only through the prospectus as supplemented, which is part of a shelf registration statement that became effective on April 28, 2015.

Quarterly Update

Based on preliminary data for the quarter ending June 30, 2015, we expect to generate Adjusted EBITDA (as defined below) approximately 15% to 25% higher than our pro forma Adjusted EBITDA for the quarter ended March 31, 2015. However, as a result of increases in (i) interest expense due to increased borrowings in connection with the transaction with Azure completed on February 27, 2015 and (ii) maintenance capital expenditures due to our operation of the Legacy gathering system, we expect only a 10% to 15% increase in total distributable cash flow (as defined below) for the same period. As a result of the additional common units to be issued in this offering, we expect our distributable cash flow per unit for the quarter ending June 30, 2015 to approximate our distributable cash flow per unit for the quarter ended March 31, 2015. Our actual results may differ materially from these expectations as a result of the completion of our financial closing process, final adjustments (if any) and other developments arising between now and the time that our financial results for the three months ending June 30, 2015 are finalized.

We define Adjusted EBITDA as net income (loss), plus interest expense, income tax expense, depreciation and amortization expense, certain non-cash charges (such as non-cash equity based compensation, impairments, gains and losses on the sale of assets), transaction-related costs and selected charges that are unusual and non-recurring; less interest income, income tax benefit and select gains that are unusual or nonrecurring. We define distributable cash flow as Adjusted EBITDA plus cash interest income, less cash interest paid, income tax expense and maintenance capital expenditures. We believe that Adjusted EBITDA and distributable cash flow are widely accepted financial indicators of our operational performance and our ability to incur and service debt, fund capital expenditures and make distributions. Adjusted EBITDA and distributable cash flow are used as supplemental financial measures by management and external users of our financial statements, such as investors, commercial banks and research analysts, to assess the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; our operating performance and return on capital as compared to those of other companies in the midstream energy sector, without regard to financing or capital structure; and the attractiveness of capital projects and acquisitions and the overall rates of return on alternative investment opportunities.

Forward Looking Statements

This press release contains forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results or the ability to generate revenues, income or cash flow or to make distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations of the Partnership may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond the Partnership’s ability to control or predict. These statements are necessarily based upon various assumptions involving judgments with respect to the future, including, among others, conditions in the capital and credit markets; the ability to achieve synergies and revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets; commodity prices; weather conditions; environmental conditions; business and regulatory or legal decisions; the timing and success of business development efforts; terrorism; and other uncertainties. In addition, an extensive list of specific material risks and uncertainties affecting the Partnership is contained in its 2014 Annual Report on Form 10-K and in our other public filings and press releases. There is no assurance that any of the actions, events or results of the forward-looking statements will occur, or if any of them do, what impact they will have on the Partnership’s results of operations or financial condition. Because of these uncertainties, you are cautioned not to put undue reliance on any forward-looking statement.

About Azure Midstream Partners, LP

Azure Midstream Partners, LP, headquartered in Dallas, Texas, is a fee-based, growth oriented limited partnership formed to develop, operate, and acquire midstream energy assets. The Partnership provides natural gas gathering, transportation, and processing services; as well as NGL transportation and crude oil logistics services. The Partnership’s assets include 723 miles of gathering lines in the horizontal Cotton Valley plays located in east Texas and north Louisiana and are capable of gathering 700 MMcf/d. The Partnership also has two natural gas processing facilities located in Panola County, Texas, and a natural gas processing facility located in Tyler County, Texas with 300 MMcf/d of cumulative processing capacity, two NGL transportation pipelines that connect its Panola County and Tyler County processing facilities to third party NGL pipelines capable of transporting 21,000 barrels per day, and three crude oil transloading facilities containing six crude oil transloaders with capacity to load 22,528 barrels per day.

Institutional Investor Contact:

Azure Midstream Partners, LP

Eric T. Kalamaras

Chief Financial Officer

(214) 206-9499

Retail Investor Contact:

Azure Midstream Partners, LP

Stephen Ciupak

Director of Financial Strategy

(214) 646-1583

Media Relations Contact:

Steven C. Sullivan

(518) 587-5995

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 866-500-5408.

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